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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549

                             SCHEDULE 13G

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      UniSource Energy Corporation
--------------------------------------------------------------------------------
                            (Name of Issuer)


                  Common Stock, No Par Value Per Share
--------------------------------------------------------------------------------
                     (Title of Class of Securities)


                                909205106
            --------------------------------------------------------
                             (CUSIP Number)


                           September 23, 2002
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /X/       Rule 13d-1(b)

   / /       Rule 13d-1(c)

   / /       Rule 13d-1(d)

                (Continued on following page(s))


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CUSIP NO. 909205106


-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     WHITE MOUNTAINS INSURANCE GROUP, LTD. (NO. 94-2708455)
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only



-------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

     BERMUDA

-------------------------------------------------------------------------------
Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person         0
With:                      ----------------------------------------------------
                           6. Shared Voting Power

                              2,018,100*
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                              0
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                              2,018,100*
-------------------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,018,100*


-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /


-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    6.3%

-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    HC, CO
-------------------------------------------------------------------------------


* The reporting person directly controls no shares of the common stock of UniSource Energy Corporation ("UniSource Shares") and indirectly controls, through various wholly-owned subsidiaries and certain of its employee benefit plans (as further described herein), 2,018,100 UniSource Shares.


                                        2


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CUSIP NO. 909205106


-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     ONEBEACON ASSET MANAGEMENT COMPANY (NO. 04-6140276)
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only



-------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

     DELAWARE

-------------------------------------------------------------------------------
Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person         2,018,100**
With:                      ----------------------------------------------------
                           6. Shared Voting Power

                              0
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                              2,018,100**
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                              0
-------------------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,018,100**


-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /


-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    6.3%

-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    IA, CO
-------------------------------------------------------------------------------


* The shares are beneficially owned by OneBeacon Insurance Company (200,000 shares), The Camden Fire Insurance Association (800,000 shares), Folksamerica Reinsurance Company (138,100 shares) and certain employee benefit plans sponsored by Folksamerica Reinsurance Company (100,000 shares) and OneBeacon Insurance Company (780,000 shares). Through an investment advisory agreement, OneBeacon Asset Management Company has sole voting and dispositive power over such shares.


                                        3


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ITEM 1.

     (a)   NAME OF ISSUER


           UniSource Energy Corporation
           --------------------------------------------------------------------
     (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           One South Church Avenue, Suite 100, Tucson, AZ 85701
           --------------------------------------------------------------------

ITEM 2.
     (a), (b), (c) NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE
                   AND CITIZENSHIP

     This statement is being filed by White Mountains Insurance Group, Ltd., a Bermuda corporation ("WMIG"), and OneBeacon Asset Management Company ("OBAM"), a Delaware corporation (collectively the "Filing Persons"). WMIG is a property and casualty insurance holding company and OBAM is a registered investment advisor.

     The address of the principal executive office of WMIG is 80 South Main Street, Hanover, NH 03755. The address of the principal executive office of OBAM is 370 Church Street, Guilford, CT 06437.


           --------------------------------------------------------------------
     (d)   Title of Class of Securities

           Common Stock (no par value)
           --------------------------------------------------------------------
     (e)   CUSIP Number

           909205106
           --------------------------------------------------------------------


                                       4


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ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) or
           240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

           (a)  / /    Broker or dealer registered under section 15 of the
                       Act (15 U.S.C. 78o)

           (b)  / /    Bank as defined in section 3(a)(6) of the Act
                       (15 U.S.C. 78c)

           (c)  / /    Insurance company as defined in section 3(a)(19) of
                       the Act (15 U.S.C. 78c)

           (d)  / /    Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8)

           (e)  /X/(1) An investment adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E)

           (f)  / /    An employee benefit plan or endowment fund in accordance
                       with Section 240.13d-1(b)(1)(ii)(F)

           (g)  /X/(2) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

           (h)  / /    A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i)  / /    A church plan that is excluded from the definition of an
                       investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

           (j)  / /    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.   OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

               2,018,100*** shares.
           --------------------------------------------------------------------
          (b)  Percent of Class:

               6.3%
           --------------------------------------------------------------------
          (c)  Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote

                        0
                  -------------------------------------------------------------
                  (ii)  Shared power to vote or to direct the vote

                        2,018,100***
                  -------------------------------------------------------------
                  (iii) Sole power to dispose or to direct the disposition of

                        0
                  -------------------------------------------------------------
                  (iv)  Shared power to dispose or to direct the disposition of

                        2,018,100***
                  -------------------------------------------------------------

          *** The reporting person directly controls no shares of the common stock of UniSource Energy Corporation ("UniSource Shares") and indirectly controls, through various wholly-owned subsidiaries and certain of its employee benefit plans (as further described herein), 2,018,100 UniSource Shares.


------------------------------
(1) OBAM is filing as an investment advisor herein.

(2) WMIG is filing as a parent holding company herein.


                                      5


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ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     OneBeacon Insurance Company, The Camden Fire Insurance Association and Folksamerica Reinsurance Company are insurance companies as defined in
Section 3(a)(19) of the Act (15 U.S.C. 78c). The employee benefit plans sponsored by Folksamerica Reinsurance Company and OneBeacon Insurance Company are employee benefit plans as defined in Section 240.13d-1(b)(l)(ii)(F.)

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 5, 2003

                                    WHITE MOUNTAINS INSURANCE GROUP, LTD.



                                    by: /s/ J. Brian Palmer
                                        --------------------------------------
                                        Name:  J. Brian Palmer
                                        Title: Chief Accounting Officer

                                    ONEBEACON ASSET MANAGEMENT COMPANY

                                    by: /s/ Maribel C. Friend
                                        --------------------------------------
                                        Name:  Maribel C. Friend
                                        Title: Chief Operating Officer


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